Platinum Group Metals Ltd.
CHANGE OF AUDITOR NOTICE
Pursuant to National Instrument 51-102, Section 4.11

I. Former Auditor

a) On August 7, 2007, Deloitte & Touche LLP resigned as the auditor of Platinum Group Metals Ltd. (the "Company"), at the request of the Company.

b) The auditor's reports of Deloitte & Touche LLP on the financial statements of the Company for the two years ended August 31, 2006 did not contain any reservations as to departures from generally accepted accounting principles or limitation in the scope of the audit.

c) In connection with the audits for the two years ended August 31, 2006 and through to August 7, 2007, there have been no reportable events, as defined in the National Instrument.

II. Successor Auditor

The Company appointed PricewaterhouseCoopers LLP as its new auditor as of August 7, 2007. The Audit Committee considered and approved the appointment.

Dated at Vancouver, British Columbia this 9th day of August 2007.

Platinum Group Metals Ltd.

Eric Carlson, Chairman of the Audit Committee

R. Michael Jones, President and Chief Executive Officer